Filed by Perceptive Capital Solutions Corp pursuant to Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Perceptive Capital Solutions Corp (File No. 001-42126)

On December 5, 2025, Aaron Elliott, Chief Executive Officer of Freenome Holdings, Inc. (“Freenome”), a party to the proposed business combination with Perceptive Capital Solutions Corp (“PCSC”), through its social media accounts, shared the following post on LinkedIn:

Additional Information about the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of Perceptive Capital Solutions Corp. (“PCSC”) for their consideration. PCSC intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to PCSC’s shareholders in connection with PCSC’s solicitations of proxies from PCSC’s shareholders with respect to the proposed business combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to the stockholders of Freenome Holdings, Inc. (“Freenome”) in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, PCSC will mail a definitive proxy statement/prospectus and other relevant documents relating to the proposed business combination and other matters to be described in the Registration Statement to Freenome stockholders and PCSC shareholders as of a record date to be established for voting on the proposed business combination. Before making any voting or investment decision, PCSC shareholders, Freenome stockholders, and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC by PCSC in connection with the proposed business combination and other matters to be described in the Registration Statement, when they become available because they will contain important information about PCSC, Freenome and the proposed business combination. Shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by PCSC with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a written request to Perceptive Capital Solutions Corp, 51 Astor Place, 10th Floor, New York, New York 10003.

Forward Looking Statements

This communication includes forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; expectations and timing related to the success, cost and timing of product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of Freenome’s tests and products, the size and growth potential of the markets for Freenome’s tests and products; financing and other business milestones; potential benefits of the proposed business combination and other related transactions; and expectations relating to the proposed business combination and other related transactions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Freenome’s and PCSC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of Freenome and PCSC. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination and other related transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to SPACs) that could adversely affect the combined company or the expected benefits of the proposed business combination and other related transactions; failure to realize the anticipated benefits of the proposed business combination and other related transactions; risks related to the approval of Freenome’s products and tests and the timing of expected regulatory and business milestones; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive products and tests; ability to obtain sufficient supply of materials; ability to obtain additional financing; ability to attract and retain qualified personnel; global economic and political conditions; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; legal and regulatory changes; the outcome of any legal proceedings that may be instituted against PCSC or Freenome related to the proposed business combination; the effects of competition on Freenome’s future business; the amount of redemption requests made by PCSC’s public shareholders. Additional risks related to Freenome’s business include, but are not limited to: uncertainty regarding outcomes of Freenome’s product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of Freenome’s tests and products; risks associated with Freenome’s efforts to commercialize its product candidates; Freenome’s ability to maintain its existing agreements with third parties and to negotiate and enter into new definitive agreements on favorable terms, if at all; the impact of competing product candidates on Freenome’s business; intellectual property-related claims; Freenome’s ability to attract and retain qualified personnel; and Freenome’s ability to source the raw materials for its product candidates. Additional risks related to PCSC include those factors discussed in documents PCSC has filed or will file with the SEC, together with the risks described in the document entitled “Risk Factors” that has been made available to interested parties concurrent with this communication and also set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in PCSC’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, PCSC’s Annual Report on Form 10-K for the year ended December 31, 2024, and in those documents that PCSC has filed, or will file, with the SEC.

Participants in the Solicitation

PCSC, Freenome, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from PCSC’s shareholders with respect to the proposed business combination and the other matters set forth in the registration statement. Information regarding PCSC’s directors and executive officers, and a description of their interests in PCSC is contained in PCSC’s Annual Report on Form 10-K, which was filed with the SEC and is available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Perceptive Capital Solutions Corp, 51 Astor Place, 10th Floor, New York, New York 10003. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests, will be contained in the proxy statement/prospectus relating to the proposed business combination when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the proposed business combination or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.